Exhibit 99.1
Attunity Extends and Expands Distribution Agreement with One of the
 World’s Largest Providers of Software and Computer Products

Extended agreement is expected to grow revenues

BURLINGTON, MA– June 14, 2010 - Attunity Ltd. (OTC BB: ATTUF.OB), a leading provider of real-time data integration and event capture software, announced today that it has extended and expanded a strategic distribution agreement with one of the world’s largest software companies, representing a revenue growth opportunity over the next few years.

Through this modified and extended agreement, the partner leverages Attunity’s data connectivity software as part of its data archiving product lines, delivering data management and information life-cycle management solutions in a fast growing market for a range of data sources including mainframe-based systems. Following a successful partnership over the last few years, the partner and Attunity agreed to modify and extend the term of the distribution agreement and to expand the scope of the agreement to additional products that will now include Attunity technology going forward.

“We are very pleased that our strategic partner chose to continue to rely on Attunity software. We believe that the expanded distribution agreement together with the growth in the database archiving market represent a revenue growth opportunity for us over the next few years,” stated Shimon Alon, Chairman and CEO of Attunity. “Our channel partnerships remain a key element in our growth strategy and we continue to focus on delivering world-class technology and service, with proven capabilities to support global software leaders.”

About Attunity

Attunity is a leading provider of real-time data integration and event capture software. Our offering includes software solutions such as Attunity Stream®, a real-time and change-data-capture (CDC) software, our Operational Data Replication (ODR) solution and Attunity Connect®, our real-time connectivity software. Using Attunity’s software solutions, our customers enjoy dramatic business benefits by enabling real time access to information where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of strategic and OEM agreements with partners such as Microsoft, Oracle, IBM, HP and SAP/Business Objects. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com and join our community on Twitter, Facebook and LinkedIn.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we discuss the expected revenue growth opportunity, we are using a forward-looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from Attunity’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism; our liquidity challenges and the need to raise additional capital in the future; any unforeseen developmental or technological difficulties with regard to Attunity’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity’s; unknown factors affecting third parties with which Attunity has formed business alliances; timely availability and customer acceptance of Attunity’s new and existing products; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity’s Annual Report on Form 20-F for the year ended December 31, 2009, which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed or furnished to the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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© Attunity 2010. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

Press contact:
Itamar Ankorion, Director of Marketing and Business Development
Attunity
itamar.ankorion@attunity.com
Tel. +1 781-328-0960, ext. 5220